OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

Macquarie Infrastructure Company Trust
(Name of Issuer)
Shares of Trust Stock
(Title of Class of Securities)
55607X 10 8
(CUSIP Number)

Macquarie Bank Limited
1 Martin Place
Sydney, NSW 2000 Australia
Telephone: (612) 8232 3333
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
Copy to:

Antonia E. Stolper
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
Telephone: (212) 848-4000
June 25, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	55607X 10 8

1	NAMES OF REPORTING PERSONS: Macquarie Bank Limited

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Australia

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

iii

TABLE OF CONTENTS

Page

Item 1. Security and Issuer	1

Item 2. Identity and Background	1

Item 3. Source and Amount of Funds or Other Consideration	2

Item 4. Purpose of Transaction	2

Item 5. Interest in Securities of the Issuer	2

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer	2

Item 7. Material to Be Filed as Exhibits	2

Signatures

iv

AMENDMENT NO. 7 TO SCHEDULE 13D
     This Amendment No. 7 amends the Report on Schedule 13D, originally filed on December 30, 2004, as amended by Amendment No. 1 to Schedule 13D, filed on April 25, 2005 Amendment No. 2 to Schedule 13D, filed on May 10, 2005, Amendment No. 3 to Schedule 13D, filed on June 16, 2005, Amendment No. 4 to Schedule 13D, filed on June 29, 2006, Amendment No. 5 to Schedule 13D, filed on April 5, 2007 (in which the reporting person jointly filed with Macquarie Infrastructure Management (USA) Inc., or “MIMUSA”) and Amendment No. 6 to Schedule 13D, filed on July 5, 2007 (file by MIMUSA and not jointly with the reporting person) (together, the “Schedule 13D”). Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to amend and supplement the existing items in the Schedule 13D.
Item 1. Security and Issuer.The class of equity securities to which this Statement on Schedule 13D relates is the shares of Trust stock (the “Shares of Trust Stock”) of Macquarie Infrastructure Company Trust, a Delaware statutory trust (the “Issuer”), with its principal executive offices located at 125 West 55th Street, New York, New York, 10019.
On June 25, 2007, all of the outstanding Shares of Trust Stock, included those previously reported on the Schedule 13D, were automatically exchanged for an equal number of limited liability company interests in Macquarie Infrastructure Company LLC (“MIC”) pursuant to the terms of the trust agreement for the Issuer (the “Exchange”) and the Issuer was dissolved. Prior to the Exchange and dissolution of the Issuer, all interests in MIC were held by the Issuer.
Item 2. Identity and BackgroundThis statement on Schedule 13D is being filed by Macquarie Bank Limited, a company formed under the laws of Australia (“MBL”), including with respect to LLC Interests beneficially owned through Macquarie Infrastructure Management (USA) Inc., a corporation organized under the laws of Delaware (“MIMUSA”) and subject of a separate filing on Schedule 13D, filed July 5, 2007. MBL has its principal offices at No. 1 Martin Place, Sydney, New South Wales 2000, Australia.
MIMUSA is an indirect wholly owned subsidiary of MBL. MIMUSA is 100% directly owned by Macquarie Holdings (U.S.A.) Inc. (“MHUSA”), a Delaware corporation. MHUSA is a direct wholly owned subsidiary of Macquarie Equities (US) Holdings Pty Limited, a company formed under the laws of Australia (“MEQH”). MEQH is a direct wholly owned subsidiary of Macquarie Group (US) Holdings No1 Pty Ltd, a company formed under the laws of Australia (“MGUSH1”). MGUSH1 is a direct wholly owned subsidiary of Macquarie Group International Holdings Pty Ltd (“MGIHL”). MGIHL is a direct wholly owned subsidiary of MBL, the ultimate controlling entity of MIMUSA.
MEQH, MGUSH1, and MGIHL have their principal offices at No. 1 Martin Place, Sydney, New South Wales 2000, Australia. MIMUSA and MHUSA have their principal offices at 125 West 55th Street, New York, New York, 10019, United States.
The directors and executive officers of the reporting person are set forth on Schedule I attached hereto. Schedule I sets forth the following information with respect to each such person:

1

     (i) name;
     (ii) business address (or residence address where indicated);
     (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and
     (iv) citizenship.
During the last five years, neither the reporting person nor any person named in Schedule I has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.The Exchange did not require any funds or other consideration.
Item 4. Purpose of Transaction.
Item 5. Interest in Securities of the Issuer.
As a result of the Exchange, MBL no longer beneficially owns any Shares of Trust Stock.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 7. Material to Be Filed as Exhibits.

2

Signatures
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.
August 17, 2007

MACQUARIE BANK LIMITED
By:	/s/ Dennis Leong

Name:	Dennis Leong

Title:	Company Secretary

3

SCHEDULE I
The name and present principal occupation of each of the executive officers (Executive Committee Members) and directors (Board Members) of MBL are set forth below. Unless otherwise noted, each of these persons is an Australia citizen and has as his/her business address No.1 Martin Place, Sydney, New South Wales 2000, Australia.

	Name	Principal Occupation

Board Members	David S. Clarke	Company Director
	Allan E. Moss	Investment Banker

	Laurence G. Cox	Investment Banker
	Peter M. Kirby	Company Director
	Catherine B. Livingstone	Company Director
	H. Kevin McCann	Company Director
	John R. Niland	Company Director
	Helen M. Nugent	Company Director
	Peter H. Warne	Company Director
Executive Committee Members[1]	W. Richard Sheppard	Investment Banker
	Andrew J. Downe	Investment Banker
	Nicholas R. Minogue	Investment Banker
	Nicholas W. Moore	Investment Banker
	Peter J. Maher	Investment Banker
	J. Kimberley Burke	Investment Banker
	Gregory C. Ward	Chief Financial Officer
	Michael Carapiet	Investment Banker

[1]	Excludes Board Members who are also Executive Committee Members.

4